

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2019

Yi Duan
Chief Executive Officer
Fangdd Network Group Ltd.
18/F, Unit B2, Kexing Science Park
15 Keyuan Road, Technology Park
Nanshan District, Shenzhen, 518057
People's Republic of China

>   **Re: Fangdd Network Group Ltd.**
>   **Amendment No. 1 to**
>   **Registration Statement on Form F-1**
>   **Filed October 23, 2019**
>   **File No. 333-234130**

Dear Mr. Duan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 17, 2019 letter.

Amendment No. 1 to Registration Statement on Form F-1 filed October 23, 2019

General

1.   We note your disclosure that the indication of interest is for up to $20 million of your American Depository Shares and that it is not binding. If material, please add a risk factor describing the risks of the indication of interest.

Recent Developments, page 7

2.   Please confirm for us whether your financial statements for the quarterly period ended September 30, 2019 are complete and whether they have been made available to shareholders, exchanges or others in any jurisdiction.

3.   We note from your disclosure on page 24 that you expect to record a US$71.99 million stock compensation charge and a US$96.83 million deemed dividend related to issued options. Please expand your recent developments disclosure to include these amounts. In addition, please clarify for us whether any portion of the stock compensation charge should be included in cost of revenue and operating expenses and the basis for your conclusion.

Dilution, page 65

4.   We note your disclosure that the dilution tables exclude the impact of 280,352,382 ordinary shares issuable upon exercise of outstanding share options at a weighted average exercise price of $0.0000001 per ordinary share. Please tell us how your disclosure complies with Item 9 E of Form 20-F. Specifically, tell us how you considered shares which directors, senior management or affiliated persons have the right to acquire in your dilution tables.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Results of Operations, page 78

5.   Please tell us how you considered the need for a more robust discussion of the US$71.99 million stock compensation charge and the US$96.83 million deemed dividend you expect to recognize upon completion of this offering. Please address the following in your response and consider expanding your disclosure accordingly:
  • Clarify how you calculated the amount of stock compensation expense and deemed dividend you expect to incur and the fair value of your stock on the date of the calculation.
  • It appears from your disclosure on page F-78 that the total fair value of non-vested options amounted to approximately US$239 million at June 30, 2019. We further note your disclosure that "the Group will recognize compensation expenses relating to the stock options vested cumulatively upon the consummation of the Group's IPO." Please clarify for us why the entire US$239 million amount will not be recognized as expense upon successful completion of your IPO.
  • Further to the above comment, please clarify the timing and amount of stock compensation charges that will be recognized beyond the immediate period after the consummation of your offering.

<u>Fair value of our ordinary shares, page 100</u>

6.   Please tell us what consideration you have given to updating this disclosure through the most recent option grant date.

     You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Sonia Barros at 202-551-3655 with any other questions.

                                      Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Will H. Cai